Exhibit (a)(5)(v)

November 21, 2008

Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to again recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $7.50 per share.

We are astounded and disappointed by the Board’s decision. Epicor’s shares have plummeted 70% to date this year and your annual guidance and visibility into the future is weak. In light of these facts and the incredible market uncertainty, we would have anticipated that our all-cash, significant premium offer would at least have merited a meeting or discussion with us. Instead, the Board chose to ignore the following:

1.	Our offer to acquire 100% of Epicor’s stock at a price of $7.50 per share in cash represents a 109% premium to the current market price.

2.

The Board calls our offer “illusory;” however, we just extended our tender two days ago, thereby once again reaffirming our commitment to our cash tender offer that would have been fully funded by Elliott and was not subject to any financing condition.

3.	We have made numerous attempts to arrange a meeting with Epicor, all of which have been flatly denied.

4.	Several other potential buyers have contacted the Company regarding their interest in Epicor; and they have informed us that they, too, have been entirely rebuffed by the Board.

In response to these facts, which seem to weigh overwhelmingly in favor of considering our offer, you instead put out another press release touting yet-unreleased Epicor 9. While we are pleased you are excited about your new product, its upcoming release in no way substitutes for actual performance, and does not explain how Epicor’s value is superior to our immediate $7.50 per share in cash. In fact, in all of your disclosures you never once quantitatively address how you will create shareholder value in excess of $7.50 per share.

Given this situation and the fact that the Board of Directors has refused to engage in any discussion with us regarding our offer, we have decided to exercise our rights under the tender offer to terminate the offer, effective immediately.

Elliott thanks the numerous stockholders who have supported our offer, and we share their disappointment with the Board’s decision. We regret that Epicor stockholders will not be able to participate in what would have been a compelling opportunity to receive significant, immediate value.

We would, once again, remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Additionally, if we have learned anything from this process, it is that we are confident that a majority of the shareholder base is supportive of a change in the composition of the Board.

Sincerely,

Jesse A. Cohn

Portfolio Manager